Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, December 3, 2024.

To the U.S. Securities and Exchange Commission:
Ref.: Notice of Material Event
To whom it may concern,
We are writing to inform you that, on December 5, 2024, Grupo Financiero Galicia S.A. will issue 113,821,610 Class “B” shares with a nominal value of $1 (one Peso) and one vote per share (the “New Shares”), in accordance with the information previously communicated on August 23 of this year.
Consequently, American Depositary Receipts (ADRs) representing the New Shares will be issued to proceed with the payment established in the Share Purchase Agreement. Said payment will be made upon the closing of the transaction involving the acquisition of equity interests in HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., and HSBC Bank Argentina S.A., which will be timely informed.
Additionally, attached is a copy of the notice requested by Bolsas y Mercados Argentinos S.A., published today.
Yours faithfully,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, December 3, 2024.

To the Bolsas y Mercados Argentinos S.A.

Ref.: Notice to Investors.
To whom it may concern,
I am writing to provide certain relevant information in my capacity as the representative of Grupo Financiero Galicia S.A., Tax ID 30-70496280-7 (the “Company”), regarding the capital increase of up to a nominal value of $115,582,280, represented by a maximum of 115,582,280 ordinary, book-entry, Class “B” shares with a nominal value of $1 (one Peso) and one vote per share (the “First Capital Increase”), as resolved by the Company’s Ordinary and Extraordinary General Shareholders’ Meeting held on August 20, 2024 (the “Meeting”), subsequently addressed by the Company’s Board of Directors during its meetings on August 20 and November 19 of this year, and reflected in the record dated today.
In connection with the First Capital Increase, we inform you that on December 5, 2024, 113,821,610 new ordinary, book-entry, Class “B” shares of the Company will be issued, each with a nominal value of one Peso ($1) and one vote per share, at a price of USD 2.421 each. These shares will have equal dividend rights as the existing ordinary, book-entry, Class “B” shares in circulation at the time of issuance (the “New Shares”).
The public offering of the New Shares was authorized by the Board of the Argentina Securities Commission through Resolution No. RESFC-2024-22904-APN-DIR#CNV dated November 5, 2024. The listing authorization was granted by Resolution of Bolsas y Mercados Argentinos on November 5, 2024. It is noted that the New Shares are issued within the framework of the Share Purchase Agreement dated April 9, 2024, between Grupo Financiero Galicia, its subsidiary Banco de Galicia y Buenos Aires S.A.U. and HSBC Latin America B.V. and HSBC Latin America Holdings (UK) Limited.
As part of this transaction, the New Shares will be issued for subscription in kind, contributed by the equity interests in HSBC Latin America B.V and a subordinated negotiable obligation issued by HSBC Bank Argentina S.A., which accrues an annual nominal interest of 5.25%, matures on October 30, 2027, and has accrued interest as of December 6, 2024, amounting to USD 539,583.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

As of today, there have been no significant changes in the Company’s equity, financial, or economic situation compared to the most recent financial statements dated September 30, 2024.
Yours faithfully,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com